October 16, 2012

VIA E-MAIL and EDGAR

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Zoom Technologies, Inc.
Item 4.01 Form 8-K
Filed October 10, 2012
File No. 000-18672

Dear Mr. Spirgel:

Zoom Technologies, Inc. (the "Company" or "it"), is electronically transmitting hereunder our proposed responses to the letter received from the staff (the "Staff") of the Securities and Exchange Commission dated October 11, 2012, regarding Item 4.01, Form 8-K, filed October 10, 2012.

Form 8-K

Item 4.01

  You currently disclose that there have been neither disagreements with your former accountant nor reportable events of the type required to be disclosed during the two fiscal years ended December 31, 2011 and through September 30, 2012, the interim period preceding the dismissal. Please amend your filing to cover the interim period from the date of the last audited financial statements through October 8, 2012, the actual date of dismissal. See Item 304(a)(1)(iv) and (v) of Reg. S-K.

  In response to the Staff's comment, the Company has revised its disclosures that appeared in the Form 8-K and, accordingly, has filed a Current Report on Form 8-K/A (the "Form 8-K/A") on October 16, 2012 to amend the Form 8-K to cover the interim period from the date of the last audited financial statements through October 8, 2012, the actual date of dismissal.

  To the extent that you make changes to the Form 8-K to comply with our comment, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

  The Company has filed an updated letter, dated October 16, 2012, from the former accountant to the Securities and Exchange Commission as Exhibit 16.1 to the Form 8-K/A in response to the Staff's comment.

* * * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Barry Grossman Esq., at (212) 370-1300.

Very truly yours,

/s/ Anthony Chan
Name: Anthony Chan
Title: Chief Financial Officer